Exhibit 99.1

NEW FOUND GOLD CORP.

Common Shares

EQUITY DISTRIBUTION AGREEMENT

August 26, 2022

BMO Nesbitt Burns Inc.

885 West Georgia Street, Suite 1700

Vancouver, British Columbia, V6C 3E8

BMO Capital Markets Corp.

151 W 42nd Street

New York, New York 10036

Paradigm Capital Inc.

95 Wellington Street West, Suite 2101

Toronto, ON M5J 2N7

Ladies and Gentlemen:

New Found Gold Corp., a British Columbia corporation (the “Company”), confirms its agreement (this “Agreement”) with BMO Nesbitt Burns Inc. and Paradigm Capital Inc. (together, the “Canadian Agents”) and BMO Capital Markets Corp. (the “U.S. Agent” and, collectively with the Canadian Agents, the “Agents”) with respect to the issuance and sale from time to time by the Company of shares (the “Shares”) of the Company’s common shares, with no par value per share (the “Common Shares”), having an aggregate offering price of up to US$100,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Shares are sold) (the “Maximum Amount”) through or to the Agents, as sales agents or principals, on the terms and subject to the conditions set forth in this Agreement.

The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”) in each of the provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”), a preliminary short form base shelf prospectus dated July 8, 2022 (the “Canadian Preliminary Base Prospectus”) and has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus (as defined herein) in respect of an aggregate of up to US$300,000,000 (or the equivalent thereof in Canadian dollars or any other currencies) of common shares, warrants, subscription receipts, units, debt securities or share purchase contracts of the Company, or a combination thereof (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws (as defined herein). The British Columbia Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of the Shares. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Preliminary Base Prospectus and the Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus (the “Receipt”). The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated July 22, 2022 relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions as modified by the Translation Decision (as defined herein) (the “Canadian Securities Laws”), including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102”), and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases (as defined herein). As used herein, a “Designated News Release” means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company’s determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the Company as a “designated news release” in writing on the face page of the version of such news release that is filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada. As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Shares filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws. As used herein, “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus. All Designated News Releases shall also be filed with the Securities and Exchange Commission (the “Commission”) on Form 6-K and the Canadian Prospectus Supplement shall provide that such Form 6-K shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined herein). The “Translation Decision” means the decision of the Autorité des marchés financiers dated July 7, 2022 obtained by the Company granting exemptive relief from the requirement that the Canadian Prospectus and the documents incorporated by reference in the Canadian Prospectus be publicly filed in both the French and English languages. For the purposes of the Canadian Prospectus, the Company is not required to publicly file French versions of the Canadian Prospectus and the documents incorporated by reference therein.

The Company has also prepared and filed with the Commission, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-266285) covering the registration of the Shelf Securities under the Securities Act of 1933, as amended (the “Act”), and the rules and regulations of the Commission thereunder (the “Rules and Regulations”), and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement”. The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Act is herein called the “U.S. Base Prospectus”. “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Act, relating to the offering of the Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to SEDAR and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the its Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

The Company has also previously prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, and/or the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

The Company confirms its agreement with the Agents as follows:

1.                  Sale and Delivery of the Shares.

(a)               Agency Transactions. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Agents agree that the Company may issue and sell through the Agents, as sales agents for the Company, the Shares (an “Agency Transaction”) as follows:

(i)                 The Company may, from time to time, propose to the applicable Agent the terms of an Agency Transaction by means of a telephone call or other form of written electronic communication (confirmed promptly by electronic mail in a form substantially similar to Exhibit A hereto (an “Agency Transaction Notice”)) from at least one of the individuals listed as an authorized representative of the Company on Schedule 1 hereto (each, an “Authorized Company Representative”), such proposal to include, among other parameters permitted in accordance with this Agreement: the trading day(s) for the NYSE American LLC (the “NYSE American”) or the TSX Venture Exchange (the “TSXV”) (which may not be a day on which the NYSE American or the TSXV, as applicable, is closed or scheduled to close prior to its regular weekday closing time) on which the Shares are to be sold (each, a “Trading Day”); the maximum number or value of Shares that the Company wishes to sell in the aggregate and on each Trading Day; and the minimum price at which the Company is willing to sell the Shares (the “Floor Price”). The Agency Transaction Notice shall be effective upon delivery to the applicable Agent unless and until (A) the applicable Agent declines to accept the terms contained therein and does not confirm promptly in accordance with Section 1(a)(ii), (B) the entire amount of the Shares under the Agency Transaction Notice have been sold, (C) the Company suspends or terminates the Agency Transaction Notice in accordance with the notice requirements set forth in Section 1(a)(iv) or Section 7, as applicable (D) the Company issues a subsequent Agency Transaction Notice with parameters superseding those on the earlier Agency Transaction Notice or (E) this Agreement has been terminated under the provisions of this Agreement. Notwithstanding the foregoing, the Company may not deliver an Agency Transaction Notice to an Agent if the Company has delivered an Agency Transaction Notice which remains in effect to another Agent, unless the Company has terminated the prior Agency Transaction Notice in accordance with the notice requirements set forth in Section 1(a)(iv). The terms of an Agency Transaction shall be proposed to, and each Agency Transaction Notice shall be addressed to, the respective individuals from the applicable Agent set forth on Schedule 1 hereto (the “Authorized Agent Representatives”).

(ii)              If such proposed terms for an Agency Transaction are acceptable to the applicable Agent, it shall promptly confirm the terms by countersigning the Agency Transaction Notice for such Agency Transaction and emailing it to the Authorized Company Representatives which delivered such Agency Transaction Notice.

(iii)            Subject to the terms and conditions hereof, the applicable Agent shall, severally and not jointly, use its commercially reasonable efforts to sell all of the Shares designated in, and subject to the terms of, such Agency Transaction Notice. The applicable Agent shall not sell any Share at a price lower than the Floor Price. The Company acknowledges and agrees with the Agents that (x) there can be no assurance that an Agent will be successful in selling all or any of such Shares or as to the price at which any Shares are sold, if at all, (y) no Agent shall incur any liability or obligation to the Company or any other person or entity if they do not sell any Shares for any reason and (z) no Agent shall be under any obligation to purchase any Shares on a principal basis pursuant to this Agreement.

(iv)             The Company may, acting through at least one Authorized Company Representative, or the applicable Agent may, upon notice to the other party hereto by telephone (confirmed promptly by electronic mail), suspend an offering of the Shares or terminate an Agency Transaction Notice; provided, however, that such suspension or termination shall not affect or impair the parties’ respective obligations with respect to the Shares sold hereunder prior to the giving of such notice, including the parties’ obligations set forth under Section 1(a)(viii).

(v)               If the terms of any Agency Transaction as set forth in an Agency Transaction Notice contemplate that the Shares shall be sold on more than one Trading Day, then the Company and the applicable Agent shall mutually agree to such additional terms and conditions as they deem necessary in respect of such multiple Trading Days, and such additional terms and conditions shall be binding to the same extent as any other terms contained in the relevant Agency Transaction Notice.

(vi)             The applicable Agent, as sales agent in an Agency Transaction, shall not make any sales of the Shares on behalf of the Company, pursuant to this Agreement, other than by means of ordinary brokers’ transactions that (x) qualify for delivery of the Prospectuses in accordance with Rule 153 of the Rules and Regulations or (y) that constitute an “at-the-market-distribution” under NI 44-102 and are made in compliance with NI 44-102, including, without limitation, sales made directly on the NYSE American and the TSXV, or any Canadian marketplace or United States marketplace or such other sales of the Shares on behalf of the Company in its capacity as agent of the Company as shall be agreed by the Company and the applicable Agent in writing. Each of the Agents shall not engage in any transactions that are intended to stabilize or maintain the market price of the Shares.

(vii)          The compensation to each Agent for sales of the Shares in an Agency Transaction with respect to which such Agent acts as sales agent hereunder shall be as set forth in the Agency Transaction Notice for such Agency Transaction but shall not exceed 2.75% of the gross offering proceeds of the Shares sold in such Agency Transaction. The applicable Agent shall provide written confirmation to the Company (which may be provided by email to at least one of the Authorized Company Representatives) following the close of trading on each Trading Day on which Shares are sold in an Agency Transaction under this Agreement, setting forth (i) the number of Shares and the average price of Shares sold on such Trading Day (showing the number and the average price of Shares sold on the TSXV, on the NYSE American or on any other “marketplace”), (ii) the gross offering proceeds received from such sales, (iii) the commission payable by the Company to such Agent with respect to such sales (which commission shall be paid in the same currency as the sale of the Shares to which such commission pertains) and (iv) the net offering proceeds (being the gross offering proceeds for such sales less the commission payable for such sales) (the “Net Offering Proceeds”)

(viii)        Settlement for sales of the Shares in an Agency Transaction pursuant to this Agreement shall occur on the second Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each such day, a “Settlement Date”). On each Settlement Date, the Shares sold through the applicable Agent in Agency Transactions for settlement on such date shall be issued and delivered by the Company to the applicable Agent against payment by the applicable Agent to the Company of the Net Offering Proceeds from the sale of such Shares. Settlement for all such Shares shall be effected by free delivery of the Shares by the Company or its transfer agent to the applicable Agent’s or its designee’s account (provided that the applicable Agent shall have given the Company written notice of such designee prior to the relevant Settlement Date) at The Canadian Depository for Securities, The Depository Trust Company or by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, in return for payment in same-day funds delivered to the account designated by the Company. If the Company, or its transfer agent (if applicable), shall default on its obligation to deliver the Shares on any Settlement Date, the Company shall (i) hold the applicable Agent harmless against any loss, claim, damage, or expense (including, without limitation, reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay the applicable Agent any commission, discount or other compensation to which it would otherwise be entitled absent such default.

(b)               Maximum Number of Shares. Under no circumstances shall the Company propose to any one of the Agents, or any one of the Agents effect, a sale of Shares in an Agency Transaction pursuant to this Agreement if such sale would (i) cause the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement to exceed the Maximum Amount, (ii) cause the number of Shares sold to exceed the number of shares of Common Shares available for offer and sale under the then effective Canadian Prospectus or Registration Statement, (iii) cause the number of Shares sold pursuant to this Agreement to exceed the number of Shares authorized to be issued and sold from time to time pursuant to this Agreement by the Company’s board of directors, or a duly authorized committee thereof, and notified to the applicable Agent in writing.

(c)               Regulation M. If any party hereto has reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied with respect to the Company or the Shares, it shall promptly notify the other parties and sales of Shares under this Agreement shall be suspended until that or other exemptive provisions have been satisfied in the judgment of each party hereto.

(d)               Black-out Periods. Notwithstanding any other provision of this Agreement, no sales of Shares shall take place, the Company shall not request the sales of any Shares and the Agents shall not be obligated to sell or offer to sell any Shares, during any period in which the Company’s insider trading or similar policy, as it exists on the date of this Agreement, would prohibit the purchase or sale of Common Shares by persons subject to such policy, or during any other period in which the Company is in possession of material non-public information with respect to the Company.

(e)               Continuing Accuracy of Representations and Warranties. Any obligation of the Agents to use their commercially reasonable efforts to sell the Shares on behalf of the Company as sales agents shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the conditions specified in Section 3 of this Agreement.

2.              Representations and Warranties of the Company. The Company represents and warrants to, and covenants with, the Agents as follows:

(a)               Effectiveness of Registration. The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to no longer be effective. At the time of filing the Registration Statement, the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the best knowledge of the Company, are contemplated or threatened by any Canadian Qualifying Authority or similar regulatory authority or the TSXV, the NYSE American, or the Commission. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Permitted Free Writing Prospectus (as defined herein) has been issued by the Commission or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Time of Sale (as defined herein) and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Time of Sale and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Company in writing by or on behalf of the Agents expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Company has delivered to the Agents one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, in such quantities and at such places as the Agents have reasonably requested. “Time of Sale” means the time of the applicable Agent’s initial entry into contracts with investors for the sale of such Shares.

(b)               Ineligible Issuer Status. At the time of filing the Registration Statement and at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Shares, the Company was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the Act) in connection with the offering of the Shares pursuant to Rules 164, 405 and 433 under the Act, without taking account of any determination by the Commission pursuant to Rule 405 under the Act that it is not necessary that the Company be considered an Ineligible Issuer. Any Permitted Free Writing Prospectus that the Company is required to file pursuant to Rule 433(d) under the Act has been, or will be, filed with the Commission in accordance with the requirements of the Act. Each Permitted Free Writing Prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of Rule 433 under the Act including timely filing with the Commission or retention where required and legending, and each such Permitted Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the issuance and sale of the Shares did not, does not and will not include any information that conflicted, conflicts with or will conflict with the information contained in the Registration Statement or the Prospectuses, including any document incorporated by reference therein. Except for the Permitted Free Writing Prospectuses, if any, and electronic road shows, if any, furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

(c)               Accuracy. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, conformed in all material respects or will conform in all material respects with the requirements of the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the Commission, and the U.S. Prospectus and the applicable Permitted Free Writing Prospectus(es), if any, issued at or prior to such Time of Sale, taken together (collectively, and with respect to any Shares, together with the public offering price of such Shares, the “Disclosure Package”) and at each Time of Sale and Settlement Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance upon and in conformity with information relating to the Agents furnished in writing to the Company by the Agents specifically for inclusion in the Registration Statement, the U.S. Prospectus or any Permitted Free Writing Prospectus, or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by the Agents consists of the information described as such in Section 5(b).

(d)               Corporate Status. The Company: (i) is validly existing under the Business Corporations Act (British Columbia) (the “BCBCA”) and is up-to-date in all material corporate filings and in good standing under the BCBCA; (ii) has all requisite corporate power, authority or capacity to carry on its business as now conducted and to own, lease and operate its properties and assets as described in the Registration Statement, the Prospectuses and the Disclosure Package; (iii) is duly qualified to do business and is in good standing or equivalent status in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification, except for such jurisdictions where the failure to so qualify or be in good standing would not result in a Material Adverse Effect (as defined herein); and (iv) has all requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.

(e)               Subsidiaries. Each of the subsidiaries of the Company, if any: (i) has been duly incorporated in its jurisdiction of incorporation and is up-to-date in all material corporate filings and in good standing in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually or in the aggregate) could not reasonably be expected to have a material adverse effect on (x) the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the subsidiaries, if any, taken as a whole, or (y) the ability of the Company to consummate the transactions contemplated by this Agreement (a “Material Adverse Effect”) and (ii) has all requisite corporate power and authority to carry on and transact its business as now conducted and to own, lease and operate its properties and assets as described in the Registration Statement, the Prospectuses and the Disclosure Package. All of the issued and outstanding share capital or other ownership interests of each of the subsidiaries, if any, has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through subsidiaries, free and clear of any mortgage, charge, pledge, hypothec, claim, security interest, assignment, lien (statutory or otherwise), defect, restriction on transfer, restrictive covenant or other encumbrance of any nature, including any arrangement or condition which, in substance, secures payment or performance of an obligation, or any contract or agreement to create any of the foregoing (any “Lien”). None of the subsidiaries, if any, is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company transferring any of such subsidiary’s property or assets to the Company and any other subsidiary of the Company.

(f)                Due Authorization. The Company has the necessary corporate power and authority to execute and deliver the Registration Statement, the Prospectuses and the Disclosure Package and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Registration Statement, the Prospectuses and the Disclosure Package and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the Commission under the Act, as applicable.

(g)               Material Investments. The Company’s ownership of common shares of each of Labrador Gold Corp. and Exploits Discovery Corp. is as set forth in the Registration Statement, the Prospectuses and the Disclosure Package, and is free and clear of any Lien, in each case. The Company has no other direct or indirect material investment or proposed material investment in any person.

(h)               Canadian Reporting Issuer; Listing of Common Shares. The Company is a “reporting issuer” in each of the provinces of Canada and is not included in a list of defaulting reporting issuers maintained by any Canadian Qualifying Authority in each such jurisdiction that maintains such a list and in particular, without limiting the foregoing, the Company has at all relevant times complied with its obligations to make timely disclosure of all material changes relating to it, no such disclosure has been made on a confidential basis that is still maintained on a confidential basis, and there is no material change relating to the Company which has occurred and with respect to which the requisite material change report has not been filed; the outstanding Common Shares of the Company are registered pursuant to Section 12(b) of the Exchange Act; the Common Shares are listed and posted for trading on the TSXV and the NYSE American, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares of the Company under the Exchange Act or de-listing the Common Shares from the TSXV or the NYSE American, nor has the Company received any notification that the Commission, the TSXV or the NYSE American is contemplating terminating such registration or listing. The Company is not in default of any of the listing requirements of the TSXV or the NYSE American applicable to the Company.

(i)                 Capitalization. As of the date of this Agreement, the Company has an authorized and outstanding capitalization as set forth in the sections of the Registration Statement, the Prospectuses and the Disclosure Package entitled “Consolidated Capitalization”, and, as of the time of purchase and any additional time of purchase, as the case may be, the Company shall have an authorized and outstanding capitalization as set forth in the Registration Statement, the Prospectuses and the Disclosure Package (subject, in each case, to (i) the issuance of Common Shares upon exercise of stock options, or other equity incentive awards, warrants or convertible debentures disclosed as outstanding in the Registration Statement, the Prospectuses and the Disclosure Package, (ii) the grant of options or other equity incentive awards under existing equity incentive plans described in the Registration Statement, the Prospectuses and the Disclosure Package and (iii) the issuance of Common Shares on the exercise or deemed exercise of such options or other incentive awards); all of the issued and outstanding share capital of the Company, being the Common Shares, have been duly authorized and validly allotted and issued and are fully paid and non-assessable, have been issued in compliance with all applicable Canadian, U.S. and other securities laws and were not issued in violation of any pre-emptive right, resale right, right of first refusal or similar right; the Common Shares are duly listed, and admitted and authorized for trading, on the NYSE American and the TSXV.

(j)                 Recording of Material Transactions. All of the material transactions of the Company have been promptly and properly recorded or filed in or with its books or records and its minute books contain, in all material respects all of its material transactions, all records of the meetings and proceedings of its directors, shareholders and other committees, if any, since incorporation.

(k)               Agreement Duly Authorized and No Breach of Obligations or Charter. The Company has full corporate power and authority to enter into this Agreement. This Agreement has been duly authorized, executed and delivered by the Company and this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with the terms hereof or thereof, as the case may be, except as the enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally or general equitable principles. The execution and delivery by the Company of this Agreement and the performance of this Agreement, the consummation of the transactions contemplated hereby, and the application of the net proceeds from the offering and sale of the Shares to be sold by the Company in the manner set forth in the Prospectuses under “Use of Proceeds” do not and will not (i) violate the organizational documents of the Company or any subsidiaries or (ii) result in the creation or imposition of any lien, charge or encumbrance upon any of the assets of the Company or any subsidiaries pursuant to the terms or provisions of, or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or give any other party a right to terminate any of its obligations under, or result in the acceleration of any obligation under any contract to which the Company or any subsidiaries is a party or by which the Company or any subsidiaries or any of their properties is bound or affected, or (iii) violate or conflict with any judgment, ruling, decree, order, statute, rule or regulation of any court or other governmental agency or body applicable to the business or properties of the Company or any subsidiaries, except in the case of clauses (i) and (ii) above, as could not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect. This Agreement conforms in all material respects to the description thereof contained in the Registration Statement, the Prospectuses and the Disclosure Package.

(l)                 The Shares. When issued in accordance with this Agreement, and upon receipt of payment for the Shares, the Shares will have been duly and validly allotted and issued, fully paid and non-assessable.

(m)             Financial Statements. The audited consolidated financial statements of the Company and the notes thereto together with the independent auditors’ report thereon, included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, present fairly in all material respects the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company and any consolidated subsidiaries; such financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods involved; the other financial and statistical information relating to the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements of the Company that are included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package and the books and records of the Company.

(n)               Employee Benefits. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, pension plan premiums, accrued wages, salaries and commissions and Employee Plans (as defined herein) payments of the Company and any subsidiaries have been recorded in conformity, in all material respects, with IFRS and comply in all material respects as to form with the applicable accounting requirements of the Exchange Act and Canadian Securities Laws, and are reflected on the books and records of the Company. There are no outstanding violations or defaults under the Company’s Employee Plans nor any actions, suits, claims, trials, demands, investigations, arbitration proceedings or other proceedings pending or threatened with respect to any of the Company’s Employee Plans that would, individually or in the aggregate, have a Material Adverse Effect. The execution, delivery and performance of this Agreement by the Company will not constitute an event or condition under any Employee Plan that entitles any employee or former employee to a payment, promise of payment, acceleration of vesting or any other benefit to which that individual would not otherwise be entitled. As used herein, “Employee Plans” means any (i) pension, retirement, deferred compensation, savings, profit-sharing, stock option, stock purchase, bonus, incentive, vacation pay, severance pay, supplemental unemployment benefit, employee assistance, death benefit or other employee or post-retirement benefit plan, trust, arrangement, contract, agreement, policy or commitment (including any arrangement to provide pension benefits in excess of the maximum amounts which are allowed under the Income Tax Act (Canada) to be provided through a registered pension plan) from which present or former employees, officers and directors, individuals working on contract with the Company or any subsidiaries, or individuals providing services to the Company or any subsidiaries of a kind normally performed by employees benefit or have the potential to benefit, or (ii) group or individual insurance policy or coverage (including self-insured coverage) for accident and sickness or life insurance (including any individual insurance policy under which any present or former employee, officer or director of the Company or any subsidiaries, as applicable, is the named insured and as to which the Company or any subsidiaries makes premium payments, whether or not the Company or any subsidiaries is the owner, beneficiary or both of that policy), or other insured or covered expense reimbursement coverage, from which present or former employees, officers or directors of the Company or any subsidiaries benefit or have the potential to benefit.

(o)               No Outstanding Debt. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, the Company does not have any outstanding debentures, notes, mortgages or other indebtedness that is material to the Company.

(p)               No Material Liabilities or Obligations. The Company and its subsidiaries, if any, do not have any material liabilities or obligations (whether accrued, absolute, contingent or otherwise) that continue to be outstanding, except: (i) as disclosed or contemplated in the Registration Statement, the Prospectuses and the Disclosure Package; or (ii) as incurred in the ordinary course of business and which do not, individually or in the aggregate, have a Material Adverse Effect.

(q)               No Material Adverse Changes. Subsequent to the respective dates as of which information is given in the Registration Statement, the Prospectuses and the Disclosure Package, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Company and any subsidiaries taken as a whole, (iii) neither the Company nor any subsidiary has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, in any such case that is material to the Company and any subsidiaries taken as a whole, and (iv) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and any subsidiaries, taken as a whole (each a “Material Adverse Change”); since the date of the latest balance sheet included, or incorporated by reference, in the Registration Statement, the Prospectuses and the Disclosure Package, neither the Company nor any subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and any subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Registration Statement, the Prospectuses and the Disclosure Package.

(r)                Independent Accountant. To the knowledge of the Company, Crowe MacKay LLP is independent in accordance with the rules of professional conduct applicable to auditors in Canada, Canadian Securities Laws, the Act, the Exchange Act and the rules of the Public Company Accounting Oversight Board (United States), and there has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) (“NI 51-102”) with such auditors with respect to audits of the Company.

(s)                Disclosure Controls. The Company has devised and maintains a system of disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to the management of the Company, including the chief executive officer and the chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and such disclosure controls and procedures are effective.

(t)                 Internal Control Over Financial Reporting and Internal Accounting Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accounting for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company believes that the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act and Canadian Securities Laws) is effective and the Company is not aware of any material weakness in its internal control over financial reporting.

(u)               No Change in the Company’s Internal Control Over Financial Reporting. Since the date of the latest audited consolidated financial statements of the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(v)               No Defaults; No Violation. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, neither the Company nor any subsidiaries are in material violation or material default of, nor will the execution of this Agreement, and the performance by the Company of its obligations hereunder, result in any material breach or material violation of, or be in conflict with, or constitute a material default under, or create a state of facts which after notice or lapse of time, or both, would constitute a material default under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the imposition of any Lien upon any property or assets of the Company or any subsidiaries pursuant to (i) any term or provision of the constating documents of the Company or any subsidiaries or any resolution of the directors or shareholders of the Company or any subsidiaries; (ii) any contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease (including for real property) or license to which the Company or any subsidiaries is a party or bound or to which any of the business, operations, property or assets of the Company or any subsidiaries is subject (collectively “Company Contracts”); or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any subsidiaries or their respective businesses, operations or assets, of any court, Governmental Authority (as defined herein), arbitrator, Canadian Qualifying Authorities, the Commission or other authority having jurisdiction over the Company or any subsidiaries.

(w)             Off-Balance Sheet Transactions. There are no business relationships, related-party transactions or off-balance sheet transactions involving the Company or any other person required to be described in the Registration Statement, the Prospectuses or the Disclosure Package which have not been described as required under IFRS; and there are no material contracts or other material documents that are required to be described in the Registration Statement, the Prospectuses or the Disclosure Package under applicable securities laws which have not been described therein.

(x)               Material Contracts. All material Company Contracts have been made available to the Agents in the Company’s data room, and all material Company Contracts are valid and binding obligations of the Company or any subsidiaries, and are in good standing; and (i) no event of default or event which after the giving of notice or the lapse of time or both would constitute an event of default, has occurred and is outstanding under any material Company Contracts; (ii) the Company and its subsidiaries, if any, have no knowledge of any default by the other parties to each material Company Contract; and (iii) the Company and its subsidiaries, if any, have not waived any material rights under any material Company Contract.

(y)               Transfer Agent and Registrar. Computershare Investor Services Inc. (or its affiliate) at its principal office in the city of Vancouver, British Columbia is the duly appointed registrar and transfer agent of the Company with respect to its Common Shares, and Computershare Trust Company N.A. at its principal offices in Jersey City, New Jersey, Louisville, Kentucky and Canton, Massachusetts is the duly appointed U.S. co-transfer agent of the Company with respect to its Common Shares.

(z)               Legal Proceedings. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, there is no litigation, arbitration or governmental or other proceeding, suit or investigation at law or in equity before any court or arbitrator or before or by any federal, provincial, state, municipal or other governmental or public department, commission, board, agency or body, domestic or foreign, in progress, pending or, to the knowledge of the Company, threatened against, or involving the assets, properties or business of, the Company or any subsidiaries which is material or which would adversely affect the consummation of the transactions contemplated by this Agreement in any material respect or the performance by the Company of its obligations hereunder; to the Company’s knowledge, no such proceeding, litigation or arbitration is threatened or contemplated.

(aa)            Labor Matters. (i) the Company and its subsidiaries, if any, are in compliance in all material respects with the provisions of applicable federal, provincial, state, local and foreign laws and regulations respecting employment; (ii) no labor dispute with the employees of the Company and any subsidiaries exists or is pending or, to the knowledge of the Company, threatened or imminent, and the Company has no knowledge of any existing or imminent labor disturbance by the employees of the Company’s and any subsidiaries’ principal suppliers and contractors, which in either case, may have or result, individually or in the aggregate, in a Material Adverse Effect; (iii) the labor relations of the Company and its subsidiaries, if any, are satisfactory; and (iv) no collective agreement or collective bargaining agreement or modification thereof has expired and none is currently being negotiated by the Company or any subsidiaries.

(bb)           Supplier Matters. No supplier of the Company or any subsidiaries has notified the Company or any subsidiaries in writing, and to the knowledge of the Company, there is no reason to believe, that any such supplier will not continue dealing with the Company or any subsidiaries on substantially the same terms as presently conducted, subject to changes in pricing and volume in the ordinary course.

(cc)            Compliance with Law; All Requisite Governmental Licenses. Except as would not result in a Material Adverse Effect or as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, (i) the Company and any subsidiaries are conducting their businesses in compliance with all applicable laws, rules and regulations of each jurisdiction in which their business is carried on, (ii) the Company and its subsidiaries, if any, possess such permits, certificates, licenses, approvals, exemptions, consents, registrations and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies or other organizations currently necessary to own, lease, or maintain any mining rights and to conduct the business now operated by the Company and any subsidiaries; (iii) the Company and its subsidiaries, if any, are in compliance with the terms and conditions of all such Governmental Licenses; (iv) all of the Governmental Licenses are valid and in full force and effect; (v) neither the Company nor any subsidiaries have received a notice of non-compliance in respect of any such laws, rules, regulations, or Governmental Licenses.

(dd)           Employee Plans. Other than usual and customary health and related benefit plans for employees, the Registration Statement, the Prospectuses and the Disclosure Package disclose to the extent required by applicable securities laws each Employee Plan, each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(ee)            Employment Matters. (i) there are no workers’ compensation claims pending against the Company or any subsidiaries; and (ii) to the knowledge of the Company (A) none of the executive officers of the Company or any subsidiaries described in the Registration Statement, the Prospectuses and the Disclosure Package has any plans to terminate his or her employment, (B) none of the executive officers of the Company or any subsidiaries described in the Registration Statement, the Prospectuses and the Disclosure Package is subject to any secrecy or non-competition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such executive officer to carry out fully all activities of such executive officer in furtherance of the Company’s or any subsidiaries’ business, and (C) none of the executive officers of the Company or any subsidiaries described in the Registration Statement, the Prospectuses and the Disclosure Package or any other employee or former employee of the Company or any subsidiaries has any claim with respect to any Intellectual Property (as defined herein) rights of the Company.

(ff)              Compliance with Anti-Corruption Laws. None of the Company, any subsidiaries or any director or officer of the Company or any subsidiaries or, to the knowledge of the Company, any agent, employee, affiliate or other person acting on behalf of the Company or any subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) or any applicable law of similar effect of another jurisdiction, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(gg)           No Conflicts with Sanctions Laws. Neither the Company nor any subsidiaries, nor, to the knowledge of the Company, any director or officer of the Company or any subsidiaries, any agent, employee or representative of the Company or any subsidiaries, affiliate or other person associated with or acting on behalf of the Company or any subsidiaries is currently subject to any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, Sudan, Burma, North Korea, Syria, Russia, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic and any other territory or region of Ukraine currently under the asserted control of Russia, recognized by Russian, or subject to territorial claims by Russia (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. For the past five years, the Company and any subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(hh)           Compliance with Anti-Money Laundering Laws.

(i)                 The operations of the Company and any subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court, governmental authority or arbitrator involving the Company or any subsidiaries with respect to Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(ii)              None of the Company or any subsidiaries, to the knowledge of the Company, any director or officer of the Company or any subsidiaries, any agent, employee, affiliate or other person acting on behalf of the Company or any subsidiaries has (A) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (B) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or Canada of any jurisdiction thereof.

(ii)              Intellectual Property. (i) the Company and its subsidiaries, if any, own or have the right to use all patents, patent rights, licenses, inventions, copyrights, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trade-marks, service marks, trade names and other intellectual property (collectively, “Intellectual Property”) and all technology used or held for use in the conduct of the business now operated by them without any conflict with or infringement upon the rights of others, in each case with such exceptions as would not, individually or in the aggregate, result in a Material Adverse Effect and subject to limitations contained in any applicable license agreement; (ii) to the knowledge of the Company, there is no material infringement by third parties of such Intellectual Property; and (iii) there is no action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by others challenging the Company’s or any subsidiaries’ rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by the Company or any subsidiaries, and the Company has no knowledge of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim in each case, except as would not, individually or in the aggregate, result in a Material Adverse Effect.

(jj)              No Stabilization. Neither the Company nor, to the Company’s knowledge, any of its affiliates (within the meaning of Rule 144 under the Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares.

(kk)           No Consents Required. Except for any consents and approvals (i) described in the Registration Statement, the Prospectuses and the Disclosure Package, (ii) as have been obtained and are in full force and effect, (iii) as may be required under the rules of the NYSE American and the TSXV on or before each Time of Sale and associated Settlement Date or (iv) as may be required under state securities or blue sky laws of the various jurisdiction in which the Shares are being offered, the distribution of the Shares and the consummation of the transactions as contemplated by this Agreement do not and will not require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities commission or other third party to be obtained by the Company.

(ll)              Real Property Leases. All of the leases, subleases and agreements in real property (other than mining claims, mineral or exploration concessions and other mineral property rights) material to the business of the Company or any subsidiary, and under which the Company or the any subsidiaries have an interest as described in the Registration Statement, the Prospectuses and the Disclosure Package, are in full force and effect, and neither the Company nor any subsidiaries have received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiaries under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or any subsidiaries to the continued possession of the property under any such lease, sublease, or agreement, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package.

(mm)      Technical Report. The technical report entitled “Exploration Update for the Queensway Project, Newfoundland and Labrador, Canada” dated June 22, 2022, with an effective date of May 31, 2022, prepared by RedDot3D Inc. (the “Technical Report”) complies in all material respects with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) at the time of filing thereof. The assumptions contained in the Technical Report are reasonable in the circumstances.

(nn)           Mining Claims. The material mining licenses, claims, concessions, exploration, extraction and other mineral property rights that are set forth in Schedule 3 hereto (“Mining Claims”), is a complete and accurate list of all such rights held by the Company and any subsidiaries to the Queensway Gold Project (as defined herein). All assessments or other work required to be performed in relation to such Mining Claims in order to maintain the interests of the Company and any subsidiaries therein have been performed to date and the Company and its subsidiaries, if any, have complied in all material respects with all applicable governmental laws, regulations and policies in this regard as well as with all legal or contractual obligations to third parties in this regard. All Mining Claims of the Company and any subsidiaries are in good standing, are valid and enforceable, are free and clear of any material Liens or charges and no material royalty is payable in respect of any of them, except as set out in the Registration Statement, the Prospectuses and the Disclosure Package. Except as set out in the Registration Statement, the Prospectuses and the Disclosure Package, no other property rights are necessary for the current conduct of the Company’s and any subsidiaries’ business and there are no material restrictions on the ability of the Company or any subsidiaries to use, transfer or otherwise exploit any such property rights except as required by applicable law. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, (i) the Company or one of its subsidiaries, if any, is the owner of Mining Claims necessary to carry on their current exploration activities at the Queensway Gold Project, but not proposed mining operations; and (ii) Mining Claims held by the Company or its subsidiaries, if any, cover the properties required by the Company and any subsidiaries for such purposes as contemplated by the Technical Report.

(oo)           Material Property. The Company’s Queensway Project located in Newfoundland, Canada (the “Queensway Gold Project”) is the only property that is material to the Company.

(pp)           Technical Information; Technical Report Author. The information set forth in the Registration Statement, the Prospectuses and the Disclosure Package relating to the Queensway Gold Project has been reviewed and verified by the author described under the heading “Interests of Experts” in the Registration Statement and the Prospectuses and, in all cases, the information has been prepared in accordance with Canadian industry standards set forth in NI 43-101. Furthermore, no material information was withheld from the author of the Technical Report for the purposes of preparing that report. All statements of fact relating to the Company and its activities contained in the Technical Report is true and accurate as of the date thereof and no such fact has been omitted therefrom (or information withheld) the omission of which would make any statement of fact therein misleading;

(qq)           Compliance with NI 43-101. The Company is in compliance with the provisions of NI 43-101 in all material respects and has filed all technical reports required thereby and there has been no change or new material scientific or technical information nor any other fact or circumstance that would require the filing of a new technical report under NI 43-101.

(rr)              Technical Report Compliance. The Technical Report was prepared in accordance with NI 43-101 and is accurate in all material respects, does not contain a misrepresentation and fairly represents the status of the exploration activities for the Queensway Gold Project.

(ss)             Exploration Rights. The Company and its subsidiaries, if any, have all necessary surface rights, access rights and other necessary rights and interests relating to the Queensway Gold Project granting, to the extent applicable, the Company and any subsidiary the right and ability to explore for the natural resources located thereon, including minerals, as are appropriate in view of the rights and interest therein of the Company or any subsidiary, if applicable, with only such exceptions as do not materially interfere with the use made by the Company or any subsidiary, if applicable, of the rights or interest so held; the Company and its subsidiaries, if any, do not have any responsibility or obligation to pay any commission, royalty, license, fee or similar payment to any person with respect to the property rights related to the Queensway Gold Project other than, in all such cases, as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package.

(tt)              Costs and Liabilities related to Compliance with Environmental Laws. To the knowledge of the Company, the Company and its subsidiaries, if any, are not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration or mining activities) or non-compliance with Environmental Laws (as defined herein) that could reasonably be expected to have a Material Adverse Effect.

(uu)           Health and Safety Standards. To the knowledge of the Company, all activities on the properties of the Company and any subsidiaries have been conducted in all material respects in accordance with good engineering practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been duly complied with in all material respects on the properties of the Company and any subsidiaries.

(vv)           Matters Related to Local, Native and Indigenous Groups. To the knowledge of the Company, there are no claims or actions with respect to aboriginal or native rights currently threatened or pending in respect of the Queensway Gold Project that would have a Material Adverse Effect on the Company. The Company is not aware of any material land entitlement claims or aboriginal land claims having been asserted or any legal actions relating to aboriginal or community issues having been instituted with respect to the Queensway Gold Project, and no material dispute in respect of such properties with any local or aboriginal or native group exists or, to the knowledge of the Company, is threatened or imminent with respect thereto or activities thereon, other than claims, actions or disputes that would not have a Material Adverse Effect on the Company.

(ww)       Delays Related to Company Projects. To the knowledge of the Company, there are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop or operate the Company’s projects in a manner that would have a material impact on the Company.

(xx)           No Transactions with Insider Interest. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, none of the directors, officers or employees of the Company, any known holder of more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Company or any subsidiaries.

(yy)           Director and Officer Service Prohibitions. To the knowledge of the Company, none of the Company’s directors or officers is now, or has ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange (including the NYSE American and the TSXV).

(zz)            No Non-Arm’s Length Agreements. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, the Company and any subsidiaries are not a party to or bound by, and none of the business, operations, property or assets of the Company or any subsidiaries is subject to, any material non-arm’s length agreements or arrangements other than on terms and at a price that would have applied if the parties had been dealing at arm’s length.

(aaa)        No Prohibitions on Dividends. Except as described in the Registration Statement, the Prospectuses and the Disclosure Package and subject to applicable law, the Company is not currently prohibited directly or indirectly, from paying any dividends or from making any other distributions on its share capital.

(bbb)       Compliance with Environmental Laws. There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials (“Hazardous Substances”) by, due to, on behalf of, or caused by the Company or any of its subsidiaries (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company or any subsidiaries are or may be liable) upon any property now or previously owned, operated, used or leased by the Company or any subsidiaries, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment (“Environmental Law”), except for violations and liabilities which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect; there has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any such property or into the environment surrounding any such property of any Hazardous Substances with respect to which the Company or any subsidiaries have knowledge, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; there is no pending or, to the best of the Company’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any subsidiaries, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; no property of the Company or any subsidiaries is subject to any Lien under any Environmental Law; except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, neither the Company nor any subsidiaries are subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect.

(ccc)        Tax Matters. The Company and any subsidiaries have (i) timely filed (or has had timely filed on its behalf) all returns, declarations, reports, estimates, information returns, elections and statements (“Returns”) required to be filed with or sent to any taxing authority having jurisdiction since incorporation or organization and all such Returns have, in all material respects, been prepared in accordance with the provisions of all applicable legislation and are true, correct and complete in all material respects; (ii) timely and properly paid (or has had paid on its behalf), all governmental taxes and other charges due or claimed to be due by a Governmental Authority (including all instalments on account of taxes for the current year); and (iii) has properly withheld or collected and remitted all amounts required to be withheld or collected and remitted by it in respect of any governmental taxes or other charges.

(ddd)       Voting Agreements. Except as described in the Registration Statement, the Prospectuses and the Disclosure Package, the Company has not been notified of, nor is it a party to, any shareholders’ agreement, voting agreement, investor rights agreement or other agreement which in any manner affects the voting or control of any securities of the Company.

(eee)        Stock Exchange Approval. The Shares are conditionally approved for listing and trading on the NYSE American and the TSXV, subject only to the satisfaction of the customary listing conditions set forth in the conditional approval letters of the NYSE American and TSXV regarding the listing and posting on the NYSE American and TSXV of the Shares, a copy of which has been provided to the Agents.

(fff)           No Suspension of Trading. No order, ruling or determination having the effect of suspending the sale or ceasing the trading or distribution of the Common Shares or any other securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, threatened, under any applicable Canadian, U.S. or other securities laws.

(ggg)       Insurance. Policies of insurance issued by insurers of recognized financial responsibility are maintained in respect of the operations, properties and assets, employees, directors and officers of the Company and any subsidiaries in such amounts and covering such risks as are prudent and customary in the businesses in which they are engaged, and such policies of insurance will be maintained for the benefit of the Company and any subsidiaries. All such policies of insurance are in full force and effect and no material default exists under such policies of insurance as to the payment of premiums or otherwise under the terms of any such policy, there are no claims by the Company or any subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; and the Company has no knowledge that it will not be able to renew the Company’s or any subsidiaries’ existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business. The Company and its subsidiaries, if any, have not been denied any insurance coverage which they have sought or for which they have applied.

(hhh)       Minute Books and Corporate Records. Copies of the minute books and records of the Company and any subsidiaries that have been made available to counsel for the Agents in connection with their due diligence investigation in respect of the offering of Shares hereby constitute all of the minute books and records of such entities and contain copies of all proceedings (or certified copies thereof) in respect of matters of the shareholders (or equivalent), the boards of directors (or equivalent) and all committees of the boards of directors (or equivalent) of the Company and any subsidiaries to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings in respect of matters of the shareholders (or equivalent), board of directors (or equivalent) or any committees of the board of directors (or equivalent) of the Company and any subsidiaries to the date of review of such corporate records and minute books not reflected in such minutes and other records other than those in respect of which no material corporate matter or business was approved or transacted.

(iii)            No Commissions or Finder’s Fees. Except as contemplated hereby, none of the Company nor any subsidiary is a party to any contract, agreement or understanding with any person that would give rise to a valid claim against any of them or the Agents for a brokerage commission, finder’s fee or like payment in connection with the transactions contemplated by this Agreement or the Shares.

(jjj)            Significant Acquisition. No acquisition has been made by the Company during its three most recently completed fiscal years that would be a “significant acquisition” for the purposes of Canadian Securities Laws, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that, if completed by the Company at the date of the Canadian Base Prospectus, would be a “significant acquisition” for the purposes of Canadian Securities Laws, in each case, that would require the prescribed disclosure in the Canadian Base Prospectus pursuant to such laws.

(kkk)       Forward-Looking Statements. The Company has a reasonable basis for disclosing any forward-looking statements (within the meaning of Section 27A of the Act and Section 21E of the Exchange Act) and any forward-looking information (within the meaning of Canadian Securities Laws) contained or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package and is not, as of the date hereof, required to update any such forward looking information pursuant to NI 51-102, and such forward looking information contained in the Registration Statement, the Prospectuses and the Disclosure Package reflects the best currently available estimates and good faith judgments of the management of the Company, as the case may be, as to the matters covered thereby.

(lll)            Change of Law. The Company has no knowledge of any pending or contemplated change to any law, regulation or position of any governments, regulatory authorities, governmental departments, agencies, stock exchanges, commissions (including the Canadian Qualifying Authorities), bureaus, officials, ministers, crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them, or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power (each, a “Governmental Authority”) that would reasonably be expected to have a Material Adverse Effect.

(mmm)      No Pre-emptive Rights. Except as described in the Registration Statement, the Prospectuses and the Disclosure Package, the Company has no outstanding warrants, options to purchase, or any pre-emptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell any Common Shares or other security of the Company or any security convertible into, or exercisable or exchangeable for, Common Shares or any other security of the Company; except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, no person has any rights to require registration or qualification under the Act or the Canadian Securities Laws of any security in connection with the offer and sale of the Shares contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof.

(nnn)       Investment Company. The Company is not and, after giving effect to application of the net proceeds of the offering of the Shares as described in the Registration Statement, the Prospectuses and the Disclosure Package, will not be, required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and is not and will not be an entity “controlled” by an “investment company” within the meaning of such act.

(ooo)       No Transfer Taxes. There are no transfer taxes or similar fees or charges under Canadian or United States federal law or the laws of any state, province or any political subdivision thereof required to be paid in connection with the execution, delivery and performance of this Agreement or the issuance by the Company or sale by the Company of the Shares.

(ppp)       No Stamp Duty, Registration or Documentary Taxes. There are no stamp duties, fees, registration or documentary taxes, duties or other similar charges payable (either by direct assessment or withholding) under Canadian or United States federal law or the laws of any state, province or any political subdivision thereof in connection with: (i) the execution and delivery of this Agreement; (ii) the enforcement or admissibility in evidence of this Agreement; (iii) the creation, issuance, sale and delivery to the Agents of the Shares; or (iv) the sale of the Shares through the applicable Agent to U.S. residents.

(qqq)       Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications, except as any such failure could not reasonably be expected to have a Material Adverse Effect.

(rrr)           Statistical, Industry-Related and Market-Related Data. The statistical, industry-related and market-related data included in the Registration Statement, the Prospectuses and the Disclosure Package are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

(sss)          Cybersecurity. (i)(x) Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, there has been no material security breach or other compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of its customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) the Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; (iii) the Company has implemented and maintained commercially reasonable safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

(ttt)            Accurate Disclosure. The statements set forth in the Registration Statement, the Prospectuses and the Disclosure Package under the headings “Material United States Federal Income Tax Considerations for U.S. Holders”, “Certain Canadian Federal Income Tax Considerations”, “Description of Share Capital”, “Consolidated Capitalization”, “Eligibility for Investment” and “Enforceability of Civil Liabilities”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings. The rights, privileges, restrictions, conditions and other terms attaching to the Common Shares of the Company conform in all material respects to the description thereof contained in the Registration Statement, the Prospectuses and the Disclosure Package.

(uuu)       Lending Relationship with Agents; Repayment of Debts. Except as disclosed in the Registration Statement, the Prospectuses or the Disclosure Package, neither the Company nor any of its subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of any of the Agents or (ii) intends to use any of the proceeds from the sale of the Shares hereunder to repay any outstanding debt owed to any affiliate of any of the Agents.

(vvv)       Withholding Taxes. No withholding tax imposed under the federal laws of Canada or the Canadian Qualifying Jurisdictions will be payable in respect of any commission or fee to be paid by the Company pursuant to this Agreement to the Agents that are “non-residents” within the meaning of the Income Tax Act (Canada), provided any such commission or fee is payable in respect of services rendered by such Agents wholly outside of Canada and are performed in the ordinary course of business carried on by the Agents that includes the performance of such services for a fee and such Agents deal at arm’s length with the Company within the meaning of the Income Tax Act (Canada) and any such amount is reasonable in the circumstances.

(www)   Actively-Traded Security. The Common Shares are an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M by subsection (c)(1) of such rule.

Any certificate signed by any officer of the Company and delivered to the Agents or to counsel for the Agents shall be deemed a representation and warranty by the Company, as the case may be, to the Agents as to the matters covered thereby.

3.                  Agreements of the Company. The Company covenants and agrees with the Agents as follows:

(a)               Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the Commission and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an “Amendment Date”) and of any request by the Commission or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the Commission pursuant to Rule 433(d) and with the Canadian Qualifying Authorities; (iii) the Company will submit to the Agents a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) within a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (iv) the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Company shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR or EDGAR) and the Company will cause (x) each amendment or supplement to the U.S. Prospectus to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (y) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to NI 44-101 and NI 44-102 (the “Canadian Shelf Procedures”) or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b)               Notice of Stop Orders. The Company will advise the Agents, promptly after it receives notice thereof, of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares. If there is an Agency Transaction Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Section 1(a)(iv) or Section 7, as applicable, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto or the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Agency Transaction Notice, then, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto or the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)               Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 153, Rule 172 or Rule 173(a) under the Act) or the Canadian Securities Laws (disregarding, for such purpose, Section 9.2(1) of NI 44-102), the Company will comply in all material respects with all requirements imposed upon it by the Act, by the Rules and Regulations, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the Commission pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Act or the Canadian Securities Laws, the Company will immediately notify the Agents to suspend the offering of Shares during such period and, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Act or the Canadian Securities Laws, the Company will promptly prepare and file with the Canadian Qualifying Authorities and the Commission such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Company will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

(d)               Delivery of Registration Statement and Prospectuses. The Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the Commission or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or by the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request provided, however, the Company shall not be required to furnish any documents to the Agents that are available on SEDAR or EDGAR.

(e)               Company Information. The Company will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil their obligations as agents pursuant to this Agreement, the Act and Canadian Securities Laws.

(f)                Compliance with Blue Sky Laws. The Company shall cooperate with the Agents and their counsel therefor in connection with the registration or qualification (or the obtaining of exemptions therefrom) of the Shares for the offering and sale under the securities or blue sky laws of such jurisdictions as the Agents may request, including, without limitation, the provinces and territories of Canada and other jurisdictions outside of the United States, and to continue such registration or qualification in effect so long as necessary under such laws for the distribution of the Shares; provided, however, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action which would subject it to general service of process in any jurisdiction where it is not now so subject (except service of process with respect to the offering and sale of the Shares). The Company will advise the Agents promptly of the suspension of the qualification or registration of (or any such exemption relating to) the Shares for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its reasonable efforts to obtain the withdrawal thereof as soon as reasonably practicable.

(g)               Material Non-public Information. The Company covenants that it will not issue an Agency Transaction Notice to the Agents in accordance with Section 1 hereof if the Company is in possession of material nonpublic information regarding the Company and any subsidiaries, taken as a whole, or the Shares.

(h)               Reimbursement of Certain Expenses. Whether or not any of the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company shall pay, or reimburse if paid by the Agents all costs and expenses incident to the performance of the obligations of the Company under this Agreement, including, without limitation, costs and expenses of or relating to (i) the preparation, printing and filing of the Registration Statement and exhibits to it, each preliminary prospectus, each Permitted Free Writing Prospectus, the Prospectuses and any amendment or supplement to the Registration Statement or the Prospectuses (including the filing fees payable to the Commission relating to the Shares within the time required by Rule 456 of the Rules and Regulations), (ii) the preparation and delivery of certificates representing the Shares, (iii) the printing of this Agreement, (iv) furnishing (including costs of shipping, mailing and courier) such copies of the Registration Statement, the Prospectuses, any preliminary prospectus and any Permitted Free Writing Prospectus, and all amendments and supplements thereto, as may be requested for use in connection with the offering and sale of the Shares by the Agents, (v) the listing of the Shares on the NYSE American and the TSXV, (vi) any filings required to be made by the Agents with the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the filing fees incident to FINRA review, if any, and the fees, disbursements and other charges of counsel for the Agents in connection therewith, (vii) the registration or qualification of the Shares for offer and sale under the Act and the securities or blue sky laws of such jurisdictions designated pursuant to Section 3(f), including the fees, disbursements and other charges of counsel to the Agents in connection therewith, and, if requested by the Agents, the preparation and printing of preliminary, supplemental and final blue sky or legal investment memoranda, (viii) counsel to the Company, (ix) The Depository Trust Company and any other depositary, transfer agent or registrar for the Shares, (x) the accountants of the Company, (xi) the marketing of the offering of the Shares by the Company, including, without limitation, all costs and expenses of commercial airline tickets, hotels, meals and other travel expenses of officers, employees, agents and other representatives of the Company, (xii) the reasonable out-of-pocket fees, disbursements and other charges of the Agents incurred on or prior to the date hereof in connection with this Agreement, the Registration Statement and the Prospectuses, including, without limitation, the fees and disbursements of counsel, provided that (1) such fees, disbursements and other charges of the Agents shall be paid upon receiving an invoice or invoices therefore from the Agents and (2) such fees and disbursements of counsel shall not exceed US$200,000 in the aggregate, (xiii) the reasonable out-of-pocket fees, disbursements and other charges of the Agents incurred after the date hereof in connection with this Agreement, the Registration Statement and the Prospectuses, including, without limitation, the fees and disbursements of counsel, provided that such fees, disbursements and other charges of the Agents shall be paid upon receiving an invoice or invoices therefore from the Agents and such fees and disbursements of counsel shall not exceed US$20,000 in the aggregate per Representation Date and (xiv) all fees, costs and expenses for consultants used by the Company in connection with the offering of the Shares.

(i)                 Use of Proceeds. The Company shall apply the net proceeds from the offering and sale of the Shares to be sold by the Company in the manner set forth in the Prospectuses under “Use of Proceeds” and the Company does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to the Agents or any affiliate of the Agents.

(j)                 Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver an Agency Transaction Notice to the Agents to sell Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(k)               Due Diligence Cooperation. The Company shall reasonably cooperate with any reasonable due diligence review requested by the Agents or their counsel from time to time in connection with the transactions contemplated hereby or any Agency Transaction Notice, including, without limitation, (i) prior to the open of trading on each intended purchase date and any Time of Sale or Settlement Date, making available appropriate corporate officers of the Company and, upon reasonable request, representatives of the accountants for the Company and the authors of the technical reports for each of the Company’s material properties, an update on diligence matters with representatives of the Agents and their counsel and (ii) at each Representation Date (as defined herein) or otherwise as the Agents may reasonably request, providing information and making available documents and appropriate corporate officers of the Company and representatives of the accountants for the Company for one or more due diligence sessions with representatives of the Agents and their counsel.

(l)                 Clear Market. The Company shall not offer to sell, sell, pledge, hypothecate, contract or agree to sell, purchase any option to sell, grant any option for the purchase of, lend, or otherwise dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or warrants or other rights to acquire shares of Common Shares or any other securities of the Company that are substantially similar to the Common Shares or permit the registration under the Act of any Common Shares, in each case without giving the Agents by written notice or by draft news release sent to the Agents at least three business days’ prior to the issuance date specifying the nature and date of such proposed transaction. Notwithstanding the foregoing, the Company may, without giving any such prior notice, (i) register the offering and sale of the Shares through the Agents pursuant to this Agreement, (ii) issue Common Shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Prospectuses, (iii) issue Common Shares, options or other securities convertible into or exchangeable for Common Shares pursuant to existing employee incentive plans of the Company or to consultants or (iv) issue Common Shares pursuant to any non-employee director stock plan, dividend reinvestment plan, stock purchase plan or other similar incentive plan of the Company or to consultants. If notice of a proposed transaction is provided by the Company pursuant to this Section 3(l), the Agents may suspend activity of the transactions contemplated by this Agreement for such period of time as may be requested by the Company or as may be deemed appropriate by the Agents.

(m)             Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following any suspension of sales under Section 1(a)(iv)), and at each Time of Sale, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(n)               Required Filings Relating to Sale of Shares. To the extent required by applicable Canadian Securities Laws and the Exchange Act, in respect of any quarter or year, as applicable, in which sales of Shares were made by the Agents under this Agreement, the Company shall set forth with regard to the most recent applicable quarter or year, as applicable, the number of Shares sold through the Agents under this Agreement, the net proceeds received by the Company from such sales of Shares and the compensation paid by the Company to the Agents with respect to sales of Shares pursuant to this Agreement. For so long as the Shares are listed on the TSXV, the Company will provide the TSXV with all information it requires with respect to the offering of the Shares within the timelines prescribed by the TSXV and for so long as the Shares are listed on the NYSE American, the Company will provide the NYSE American with all information it requires with respect to the offering of the Shares within the timelines prescribed by the NYSE American.

(o)               Representation Dates; Certificate. During the term of this Agreement, each time the Company (i) files the Prospectuses relating to the Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Shares; (ii) files or amends an annual report on Form 20-F, Form 40-F or Form 10-K; (iii) files or amends interim financial statements on Form 6-K; (iv) files or amends annual financial statements pursuant to Canadian Securities Laws; or (v) at any other time reasonably requested by the Agents (each date of filing of one or more of the documents referred to in clauses (i) through (iv) and any time of request pursuant to (v) above shall be a “Representation Date”), the Company shall furnish the Agents with a certificate, in the form included in Section 4(d), upon execution of this Agreement and within three Trading Days after each Representation Date.

(p)              Legal Opinions/Negative Assurance Letters. Upon execution of this Agreement and within three Trading Days after any Representation Date, the Company shall cause to be furnished to the Agents, dated the date the opinions are so furnished and addressed to the Agents, in form and substance satisfactory to the Agents, acting reasonably, (i) the written opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Company, as described in Section 4(e), and other local Canadian counsel, as required, such opinion letters to be substantially similar to the form attached hereto as Exhibit B but modified as necessary to relate to the Prospectuses as amended and supplemented to the date of such opinion and (ii) the written opinion and a negative assurance letter of Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Company, as described in Section 4(e), such opinion and negative assurance letter, to be substantially similar to the forms attached hereto as Exhibit C but modified as necessary to relate to the Registration Statement and the Prospectuses as amended and supplemented to the date of such opinion and letter, or, in lieu of such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance). The requirement to furnish the documents set out in this Section 3(p) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending or in effect, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 20-F, Form 40-F or Form 10-K. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice, or the Agents sell any Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(p).

(q)               Comfort Letter. Upon execution of this Agreement and within three Trading Days after each Representation Date, the Company shall cause its auditors to furnish the Agents a letter (the “Comfort Letter”) dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents, relating to the verification of certain of the financial information and statistical and accounting data relating to the Company and any subsidiaries contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter, (i) stating that such auditors are independent public accountants within the meaning of Canadian Securities Laws, the Act and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Company incorporated by reference in the Registration Statement and the Prospectuses comply as to form in all material respects with the published accounting requirements of Canadian Securities Laws, the Act and the related rules and regulations thereunder and with the applicable accounting requirements of Canadian Securities Laws, the Act and the Exchange Act and the related published rules and regulations adopted by the Canadian Qualifying Authorities and the Commission (the first such letter, the “Initial Comfort Letter”) and (ii) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter. The requirement to furnish the documents set out in this Section 3(q) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending or effective, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 20-F, Form 40-F or Form 10-K. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice or the Agents sell any Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(q).

(r)                Title Opinions. Upon execution of this Agreement and on (i) each Amendment Date, (ii) each time the Company files or amends an annual information form, annual financial statements, or an annual report on Form 40-F, 20-F or 10-K, (iii) any material change to the ownership or title of the Company to the Company’s (or any subsidiary’s, as applicable) title and mineral rights for each of the mineral properties listed on Schedule 3 hereto or (iv) the determination by the Company that any other property is material to the Company, the Company shall cause to be furnished to the Agents a written opinion of legal counsel to the Company, in form and substance satisfactory to the Agents and their counsel, acting reasonably, together with a certified English translation thereof for any such legal opinion not in the English language, with respect to the Company’s (or any subsidiary’s, as applicable) title and mineral rights for each of the mineral properties listed on Schedule 3 hereto (or such other material property).

(s)                Market Activities. The Company will not, directly or indirectly, (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than the Agents.

(t)                 Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that prior to the termination of this Agreement, it will not be or become required to register as an “investment company” under the Investment Company Act and the rules and regulations of the Commission promulgated thereunder.

(u)               Board Authorization. Prior to delivering notice of the proposed terms of an Agency Transaction pursuant to Section 1 (or at such time as otherwise agreed between the Company and the Agents), the Company shall have (i) obtained from its board of directors or a duly authorized committee thereof all necessary corporate authority for the sale of the Shares pursuant to the relevant Agency Transaction, and (ii) provided to the Agents a copy of the relevant board or committee resolutions or other authority.

(v)               Offer to Refuse to Purchase. If to the knowledge of the Company any condition set forth in Section 4(a) of this Agreement shall not have been satisfied on the applicable Settlement Date, the Company shall offer to any person who has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by the Agents the right to refuse to purchase and pay for such Shares.

(w)             Consent to the Agents’ Trading. The Company consents to the extent permitted under the Act, the Exchange Act, Canadian Securities Laws, the rules of the NYSE American, the rules of the TSXV, and under this Agreement, to the Agents trading in the Common Shares of the Company: (i) for the account of their clients at the same time as sales of Shares occur pursuant to this Agreement; and (ii) for the Agents’ own accounts, provided that in the case of clause (ii), no such purchase or sale shall take place by an Agent while such Agent has received an Agency Transaction Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by such Agent, and provided further that in the case of clauses (i) and (ii), by providing such consent, the Company will incur no liability on behalf of the Agents or their clients resulting from such trading activity.

(x)               Actively-Traded Security. The Company shall notify the Agents immediately by an email addressed to each of the respective individuals from each of the Agents set forth on Schedule 1 attached hereto if the Common Shares cease to qualify as an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule and the sales shall be suspended until that or other exemptive provisions have been satisfied in the judgment of each party.

(y)               Permitted Free Writing Prospectuses.

(i)                 The Company represents and agrees that it has not made and, unless it obtains the prior written consents of the Agents, shall not make, any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations, which is required to be retained by the Company under Rule 433 of the Rules and Regulations; provided that the prior written consents of the Agents hereto shall be deemed to have been given in respect of each of the free writing prospectuses set forth in Schedule 2 hereto. Any such free writing prospectus consented to by the Agents is herein referred to as a “Permitted Free Writing Prospectus”. The Company represents and agrees that (i) it has treated and shall treat, as the case may be, each Permitted Free Writing Prospectus as a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations and (ii) it has complied and shall comply, as the case may be, with the requirements of Rules 164 and 433 of the Act applicable to any Permitted Free Writing Prospectus, including, without limitation, in respect of timely filing with the Commission, legending and record keeping. The Company agrees not to take any action that would result in the Agents or the Company being required to file pursuant to Rule 433(d) under the Act a free writing prospectus prepared by or on behalf of the Agents that the Agents otherwise would not have been required to file thereunder.

(ii)              The Company agrees that no Permitted Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses. In addition, no Permitted Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(iii)            The Company agrees that if at any time following issuance of a Permitted Free Writing Prospectus any event occurred or occurs as a result of which such Permitted Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents a Permitted Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(z)               Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) in connection with the offering and sale of the Shares other than the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus reviewed and consented to by the Agents and included in an Agency Transaction Notice, provided that the Agents, severally and not jointly, covenant with the Company not to take any action that would result in the Company being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Company, but for the action of the Agents.

4.                  Conditions to the Agents’ Obligations. The obligations of the Agents hereunder are subject to (i) the accuracy of the representations and warranties of the Company on the date hereof, on each Representation Date and as of each Time of Sale and each Settlement Date, (ii) the performance of the Company of its obligations hereunder and (iii) the following additional conditions:

(a)               Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement and all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and the Agents’ counsel and the Translation Decision shall remain in full force and effect without amendment.

(b)               No Material Adverse Changes. Since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement and the Prospectuses, except as described in the Registration Statement and the Prospectuses, there shall not have been a Material Adverse Change.

(c)               No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Prospectuses or any document incorporated or deemed to be incorporated therein by reference so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each of the Prospectuses, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement or Prospectuses would be appropriate.

(d)               Officers’ Certificates. The Agents shall have received, upon execution of this Agreement and on each Representation Date, one or more accurate certificates, dated such date and signed by an executive officer of the Company, in form and substance satisfactory to the Agents, to the effect set forth in clauses (b) and (c) above and to the effect that:

(i)                 each signatory of such certificate has carefully examined the Registration Statement, the Prospectuses (including any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses) and each Permitted Free Writing Prospectus, if any;

(ii)              as of such date and as of each Time of Sale subsequent to the immediately preceding Representation Date, if any, neither the Registration Statement, the Prospectuses nor any Permitted Free Writing Prospectus contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii)            each of the representations and warranties of the Company contained in this Agreement are, as of such date and each Time of Sale subsequent to the immediately preceding Representation Date, if any, true and correct in all material respects, other than those that are qualified by materiality, which shall be true and correct in all respects; and

(iv)             each of the covenants and agreements required herein to be performed by the Company on or prior to such date has been duly, timely and fully performed and each condition herein required to be complied with by the Company on or prior to such date has been duly, timely and fully complied with.

(e)               Legal Opinions/Negative Assurance Letters. The Agents shall have received the opinions of counsel to be delivered pursuant to Section 3(p) on or before the date on which such delivery of such opinions are required pursuant to Section 3(p). In addition, on such dates that the opinions required by Section 3(p) are delivered, the Agents shall have also received the opinion and negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel to the Agents, with respect to such matters as the Agents may reasonably require, it being understood that counsel for the Agents and counsel for the Company may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Company, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations.

(f)                Comfort Letter. The Agents shall have received the Comfort Letter required to be delivered pursuant to Section 3(q) on or before the date on which such delivery of such letter is required pursuant to Section 3(q).

(g)               Title Opinions. The Agents shall have received the opinions to be delivered pursuant to Section 3(r) on or before the date on which such delivery of such opinions is required pursuant to Section 3(r).

(h)               Due Diligence. The Company shall have complied with all of its due diligence obligations required pursuant to Section 3(k).

(i)                 Compliance with Blue Sky Laws. The Shares shall be qualified for sale in such states and jurisdictions in the United States as the Agents may reasonably request, as well as such jurisdictions outside the United States as the Agents may reasonably request, and each such qualification shall be in effect and not subject to any stop order or other proceeding on the relevant Representation Date.

(j)                 Stock Exchange Listing. The Shares shall have been duly authorized for listing on the NYSE American and the TSXV, subject only to notice of issuance at or prior to the applicable Settlement Date. The Company will maintain the listing of the Shares on the NYSE American and the TSXV and the Company will keep available, at all times, free of preemptive rights, Shares for the purpose of enabling the Company to satisfy its obligations under this Agreement.

(k)               Securities Act Filings Made. All filings with the Commission required by General Instruction II.L of Form F-10, the Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Agency Transaction Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the Act and Canadian Securities Laws.

(l)                 FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

(m)             Regulation M. The Common Shares shall qualify as an “actively-traded security” excepted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule.

(n)               Additional Certificates. The Company shall have furnished to the Agents such certificate or certificates, in addition to those specifically mentioned herein, as the Agents may have reasonably requested as to the accuracy and completeness at each Representation Date of any statement in the Registration Statement or the Prospectuses or any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses, as to the accuracy at such Representation Date of the representations and warranties of the Company herein, as to the performance by the Company of its obligations hereunder, or as to the fulfillment of the conditions concurrent and precedent to the obligations hereunder of the Agents.

(o)               Transfer Agent. The Company shall engage and maintain, at its expense, a registrar and transfer agent for the Shares.

(p)               Press Release. Concurrently with the execution of this Agreement, the Company shall have issued and disseminated, and filed with the Canadian Qualifying Authorities, a news release (i) announcing that the Company has entered into this Agreement, (ii) indicating that the Prospectus Supplements have been or will be filed, (iii) specifying where and how a purchaser of Shares may obtain a copy of this Agreement and the Prospectus Supplements and (iv) if applicable, that the completion of the distribution of Shares would constitute a material fact or material change. Promptly after the execution of this Agreement, and in any event before any sales of Shares are made hereunder, the Company shall file this Agreement with the Canadian Qualifying Authorities in accordance with applicable Canadian Securities Laws.

5.                  Indemnification.

(a)               Indemnification of the Agents. The Company shall indemnify and hold harmless each of the Agents, the directors, officers, employees, counsel and agents of each of the Agents and each person, if any, who controls any Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act from and against any and all losses, claims, liabilities, expenses and damages (including, without limitation, any and all investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), to which they, or any of them, may become subject under the Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based on (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any Permitted Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) any untrue statement or alleged untrue statement of a material fact contained in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Shares, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company shall not be liable to the extent that such loss, claim, liability, expense or damage arises from the sale of the Shares in the public offering to any person by the Agents and is based on an untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to the Agents furnished in writing to the Company by the Agents expressly for inclusion in the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus. This indemnity will be in addition to any liability that the Company might otherwise have.

(b)               Indemnification of the Company. Each Agent shall, severally and not jointly, indemnify and hold harmless the Company, its agents, each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, each director of the Company and each officer of the Company who signs the Registration Statement to the same extent as the foregoing indemnity from the Company to the Agents, but only insofar as losses, claims, liabilities, expenses or damages arise out of or are based on any untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to an Agent furnished in writing to the Company by an Agent expressly for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses. This indemnity will be in addition to any liability that the Agents might otherwise have. The Company acknowledges that the names of the Agents set forth on the front and back covers and on the certificate of the Agents in the Prospectus Supplements constitute the only information furnished in writing by or on behalf of the Agents for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses.

(c)               Indemnification Procedures. Any party that proposes to assert the right to be indemnified under this Section 5 shall, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 5, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party shall not relieve the indemnifying party from any liability that it may have to any indemnified party under the foregoing provisions of this Section 5 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (i) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (ii) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (iii) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party) or (iv) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel shall be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges shall be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party shall not be liable for any settlement of any action or claim effected without its written consent (which consent will not be unreasonably withheld or delayed). No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 5 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (x) includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding and (y) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party. Notwithstanding the foregoing, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this Section 5(c), the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (A) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (B) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (C) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(d)               Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 5 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or the Agents, the Company and the Agents shall contribute to the total losses, claims, liabilities, expenses and damages (including, without limitation, any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than the Agents, such as persons who control the Company within the meaning of the Act, officers of the Company who signed the Registration Statement and directors of the Company, who also may be liable for contribution) to which the Company and the Agents may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other hand. The relative benefits received by the Company on the one hand and the Agents on the other hand shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company to the sum of (i) the total compensation to actually received by the Agents pursuant to Section 1(a)(vii) (in the case of one or more Agency Transactions hereunder) and (ii) the underwriting discounts and commissions actually received by the Agents as set forth in the table on the cover page of the Prospectuses. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Agents, on the other hand, with respect to the statements or omissions which resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Agents, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense or damage, or action in respect thereof, referred to above in this Section 5(d) shall be deemed to include, for purpose of this Section 5(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 5(d), the Agents shall not be required to contribute any amount in excess of the sum of (i) the total compensation actually received by the Agents pursuant to Section 1(a)(vii) (in the case of one or more Agency Transactions hereunder) and (ii) the underwriting discounts and commissions actually received by the Agents as set forth in the table on the cover page of the Prospectuses, and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 5(d), any person who controls a party to this Agreement within the meaning of the Act will have the same rights to contribution as that party, and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 5(d), will notify any such party from whom contribution may be sought, but the omission so to notify will not relieve the party from whom contribution may be sought from any other obligation it may have under this Section 5(d). No party will be liable for contribution with respect to any action or claim settled without its written consent (which consent will not be unreasonably withheld).

(e)               Beneficiaries. The obligations of the Company under this Section 5 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to any affiliate of an Agent and each person, if any, who controls an Agent or any such affiliate within the meaning of the Act; and the obligations of the Agents under this Section 5 shall be in addition to any liability which it may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Act.

6.                  Termination.

(a)               The Company may terminate this Agreement in its sole discretion at any time upon giving prior written notice to the Agents. Any such termination shall be without liability of any party to the other party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(h) (Reimbursement of Certain Expenses)), 5 (Indemnification), 7(e) (Survival of Representations and Warranties), 7(g) (Governing Law) and 7(l) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(b)               Any Agent may terminate its obligations under this Agreement solely with respect to such Agent in its sole discretion at any time upon giving prior written notice to the Company. Any such termination shall be without liability of any party to another party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(h) (Reimbursement of Certain Expenses)), 5 (Indemnification), 7(e) (Survival of Representations and Warranties), 7(g) (Governing Law) and 7(l) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(c)               This Agreement shall remain in full force and effect until the earliest to occur of (i) termination of this Agreement pursuant to Section 6(a) or 6(b) above or otherwise by mutual written agreement of the parties, (ii) such date that the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement equals the Maximum Amount and (iii) August 22, 2024, in each case except that (x) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (y) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(h) (Reimbursement of Certain Expenses)), 5 (Indemnification), 7(e) (Survival of Representations and Warranties), 7(g) (Governing Law) and 7(l) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(d)               Any termination of this Agreement shall be effective on the date specified in the notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall settle in accordance with the provisions of Section 1.

7.                  Miscellaneous.

(a)               Notices. Notice given pursuant to any of the provisions of this Agreement shall be in writing and, unless otherwise specified, shall be mailed, hand delivered or emailed: (i) if to the Agents, at the offices of:

BMO Nesbitt Burns Inc.
885 West Georgia Street, Suite 1700
Vancouver, British Columbia V6C 3E8

Attention:   Haroon Chaudhry, Director
Email:         haroon.chaudhry@bmo.com

- and -

BMO Capital Markets Corp.
151 W 42nd Street
New York, New York 10036

Attention:   Brad Pavelka, Managing Director
Email:         brad.pavelka@bmo.com

-and-

Paradigm Capital Inc.
95 Wellington Street West, Suite 2101
Toronto, ON M5J 2N7

Attention:    John Booth, Head of Investment Banking
Email:          john.booth@paradigmcap.com

- with a copy to (which shall not constitute notice) -

Borden Ladner Gervais LLP
22 Adelaide Street West, Suite 3400
Toronto, ON M5H 4E3

Attention:   Timothy McCormick
Email:         TMcCormick@blg.com

- and -

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001-8602

Attention:   Ryan J. Dzierniejko
Email:         ryan.dzierniejko@skadden.com

(ii) or if sent to the Company, at the office of the Company:

New Found Gold Corp.
800 West Pender Street, Suite 1430
Vancouver, British Columbia, V6C 2V6

Attention:   Collin Kettell
Email:         collin@palisades.ca

- with a copy to (which shall not constitute notice) -

Blake, Cassels & Graydon LLP
Suite 2600 – 595 Burrard Street
Vancouver, BC V7X 1L3

Attention:   Bob Wooder
Email:         bob.wooder@blakes.com

- and -

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Toronto-Dominion Centre 77 King Street West, Suite 3100
P.O. Box 226
Toronto, Ontario M5K 1J3

Attention:   Christopher J. Cummings
Email:         ccummings@paulweiss.com

Any such notice shall be effective (i) when sent, if emailed, (ii) upon receipt, if hand delivered, or (iii) five business days after being deposited in the U.S. mail or Canada post, postage prepaid, if sent by mail. Any notice under Section 5 may be made by telecopy or telephone, but if so made shall be subsequently confirmed in writing (which may include, in the case of the Agents, electronic mail to any two Authorized Company Representatives). Any party to this Agreement may change its address for notice by notice to the other parties to this Agreement given in the manner provided for by this Agreement.

(b)               Consent to Jurisdiction. By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Shares, that may be instituted in any federal or state court in the State of New York, or brought under U.S. securities laws, and acknowledges that the Agent for Service has accepted such designation, and (ii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Shares shall be outstanding.

(c)               The Company irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by an Agent or by any person who controls an Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in the courts of New York State located in the Borough of Manhattan and the U.S. District Court for the Southern District of New York, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 7(c) shall survive any termination of this Agreement, in whole or in part.

(d)               No Third Party Beneficiaries. The Company acknowledges and agrees that the Agents are acting solely in the capacity of arm’s length contractual counterparties to the Company with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of the offering) and not as financial advisors or fiduciaries to, or agents of, the Company or any other person. Additionally, the Agents are not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Agents shall have no responsibility or liability to the Company with respect thereto. Any review by the Agents of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Agents and shall not be on behalf of the Company.

(e)               Survival of Representations and Warranties. All representations, warranties and agreements of the Company contained herein or in certificates or other instruments delivered pursuant hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Agents or any of their controlling persons and shall survive delivery of and payment for the Shares hereunder.

(f)                Disclaimer of Fiduciary Relationship. The Company acknowledges and agrees that (i) the purchase and sale of the Shares pursuant to this Agreement, including the determination of the terms of the offering and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the Agents, on the other hand, (ii) in connection with the offering contemplated by this Agreement and the process leading to such transaction, the Agents owe no fiduciary duties to the Company or its securityholders, creditors, employees or any other party, (iii) the Agents have not assumed nor will they assume any advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Shares contemplated by this Agreement or the process leading thereto (irrespective of whether the Agents or their affiliates have advised or are currently advising the Company on other matters) and the Agents have no obligation to the Company with respect to the offering of the Shares contemplated by this Agreement except the obligations expressly set forth in this Agreement, (iv) the Agents and their affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and (v) the Agents have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated by this Agreement and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

(g)              Governing Law. THIS AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING UNDER OR RELATED TO THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE. Each party hereto hereby irrevocably submits for purposes of any action arising from this Agreement brought by any other party hereto to the jurisdiction of the courts of New York State located in the Borough of Manhattan and the U.S. District Court for the Southern District of New York.

(h)               Judgment Currency. The Company agrees to indemnify each Agent, their directors, officers, affiliates and each person, if any, who controls an Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, against any loss incurred by the Agents as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

(i)                 Compliance with USA Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

(j)                 TMX Group. The Company hereby acknowledges that certain of the Agents, or affiliates thereof, own or control an equity interest in TMX Group Limited (“TMX Group”) and may have a nominee director serving on the TMX Group’s board of directors. As such, such investment dealers may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange, the TSXV and the TSX Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

(k)               Recognition of the U.S. Special Resolution Regimes. (i) In the event that any Agent that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Agent of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States and (ii) in the event that any Agent that is a Covered Entity or a BHC Act Affiliate of such Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States. For the purposes of this Section 7(k), a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

(l)                 Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and may be delivered by facsimile transmission or by electronic delivery of a portable document format (PDF) file.

(m)             Survival of Provisions Upon Invalidity of Any Single Provision. In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(n)               Waiver of Jury Trial. Each of the Company and each of the Agents hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or the transactions contemplated hereby or thereby.

(o)               Successors and Assigns. This Agreement will insure to the benefit of and be binding upon the parties hereto, and to the benefit of the employees, officers and directors and controlling persons referred to in Section 5, and in each case their respective successors, and no other person will have any right or obligation hereunder. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties. The term “successors” shall not include any purchaser of the Shares as such from the Agents merely by reason of such purchase.

(p)               Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience and reference only and are not to be considered in construing this Agreement.

(q)               Entire Agreement. Other than the terms set forth in each Agency Transaction Notice delivered hereunder, this Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof. This Agreement may not be amended or otherwise modified or any provision hereof waived except by an instrument in writing signed by the Agents and the Company. Notwithstanding the foregoing, any party to this Agreement may update its list of representatives on Schedule 1 or their contact information by notice to the other parties to this Agreement given in the manner provided for by this Agreement.

[Signature page follows]

Please confirm that the foregoing correctly sets forth the agreement between the Company and the Agents.

Very truly yours,

NEW FOUND GOLD CORP.

By:	/s/ Collin Kettell
Name: Collin Kettell
Title: Chief Executive Officer

[Signature page to Equity Distribution Agreement]

Confirmed as of the date first above mentioned:

BMO NESBITT BURNS INC.

By:	/s/ Brad Pavelka
Name: Brad Pavelka
Title: Managing Director

BMO CAPITAL MARKETS CORP.

By:	/s/ Carter Hohmann
Name: Carter Hohmann
Title: Managing Director

PARADIGM CAPITAL INC.

By:	/s/ John Booth
Name: John Booth
Title: Head of Investment Banking

[Signature page to Equity Distribution Agreement]

SCHEDULE 1

AUTHORIZED COMPANY REPRESENTATIVES*

Name and Office / Title	E-mail Address	Telephone Numbers
Michael Kanevsky, CFO	mk@bmstrategiccapital.com	604-780-9997
Bassam Moubarak, Advisor	bm@bmstrategiccapital.com	604-618-4919
Denis Laviolette, President	denis.laviolette@gmail.com	647-992-9837

* Notices to be provided to at least one of the above Company Representatives.

AUTHORIZED AGENT REPRESENTATIVES

The Authorized Agent Representatives of BMO Nesbitt Burns Inc. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Carter Hohmann, Managing Director	carter.hohmann@bmo.com	604-443-1442
Haroon Chaudhry, Director	haroon.chaudhry@bmo.com	604-443-1435
Mandeep Uppal	mandeep.uppal@bmo.com	604-443-1418

The Authorized Agent Representatives of BMO Capital Markets Corp. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Brad Pavelka, Managing Director	brad.pavelka@bmo.com	347-491-1880

The Authorized Agent Representatives of Paradigm Capital Inc. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
John Booth, Head of Investment Banking	john.booth@paradigmcap.com	416-363-4810
With a copy to:
Shahryar Qayum, Vice President	sqayum@paradigmcap.com	416-366-6987

SCHEDULE 2

ISSUER FREE WRITING PROSPECTUSES

None.

SCHEDULE 3

Material Mining Properties

022236M	New Found Gold Corp.
022260M	New Found Gold Corp.
022342M	New Found Gold Corp.
023239M	New Found Gold Corp.
023495M	New Found Gold Corp.
023498M	New Found Gold Corp.
024435M	New Found Gold Corp.
024436M	New Found Gold Corp.
024557M	New Found Gold Corp.
024558M	New Found Gold Corp.
024559M	New Found Gold Corp.
024560M	New Found Gold Corp.
024561M	New Found Gold Corp.
024562M	New Found Gold Corp.
024563M	New Found Gold Corp.

024565M	New Found Gold Corp.
024566M	New Found Gold Corp.
024567M	New Found Gold Corp.
024568M	New Found Gold Corp.
024569M	New Found Gold Corp.
024570M	New Found Gold Corp.
024571M	New Found Gold Corp.
025766M	New Found Gold Corp.
030710M	New Found Gold Corp.
030716M	New Found Gold Corp.
030722M	New Found Gold Corp.
030726M	New Found Gold Corp.
030727M	New Found Gold Corp.
030733M	New Found Gold Corp.
030737M	New Found Gold Corp.
030739M	New Found Gold Corp.

030740M	New Found Gold Corp.
030741M	New Found Gold Corp.
030742M	New Found Gold Corp.
030745M	New Found Gold Corp.
030746M	New Found Gold Corp.
030747M	New Found Gold Corp.
030748M	New Found Gold Corp.
030752M	New Found Gold Corp.
030753M	New Found Gold Corp.
030754M	New Found Gold Corp.
030755M	New Found Gold Corp.
030756M	New Found Gold Corp.
030763M	New Found Gold Corp.
030765M	New Found Gold Corp.
030768M	New Found Gold Corp.
030771M	New Found Gold Corp.

030783M	New Found Gold Corp.
006821M	New Found Gold Corp.
007984M	New Found Gold Corp.
022216M	New Found Gold Corp.
022491M	New Found Gold Corp.
023720M	New Found Gold Corp.
023721M	New Found Gold Corp.
023804M	New Found Gold Corp.
023860M	New Found Gold Corp.
023861M	New Found Gold Corp.
023862M	New Found Gold Corp.
023863M	New Found Gold Corp.
023864M	New Found Gold Corp.
023866M	New Found Gold Corp.
023874M	New Found Gold Corp.
023875M	New Found Gold Corp.

023881M	New Found Gold Corp.
023916M	New Found Gold Corp.
023962M	New Found Gold Corp.
023987M	New Found Gold Corp.
024026M	New Found Gold Corp.
024031M	New Found Gold Corp.
024136M	New Found Gold Corp.
024138M	New Found Gold Corp.
024139M	New Found Gold Corp.
024140M	New Found Gold Corp.
024141M	New Found Gold Corp.
024264M	New Found Gold Corp.
024265M	New Found Gold Corp.
024266M	New Found Gold Corp.
024268M	New Found Gold Corp.
024997M	New Found Gold Corp.

025008M	New Found Gold Corp.
026074M	New Found Gold Corp.
030714M	New Found Gold Corp.
024270M	New Found Gold Corp.
030775M	New Found Gold Corp.
024274M	New Found Gold Corp.
030777M	New Found Gold Corp.

EXHIBIT A

NEW FOUND GOLD CORP.
Suite 1430 – 800 West Pender Street
Vancouver, BC V6C 2V6

[_______], 20[__]
[BMO Nesbitt Burns Inc.] / [BMO Capital Markets Corp.] / [Paradigm Capital Inc.]
[885 West Georgia Street, Suite 1700] / [151 W 42nd Street] / [95 Wellington Street W, Suite 2101]
[Vancouver, BC V6C 3E8] / [New York, NY 10036] / [Toronto, ON M5J 2N7]

VIA EMAIL

TRANSACTION NOTICE

Ladies and Gentlemen:

The purpose of this Transaction Notice is to propose certain terms of the Agency Transaction entered into with the [Canadian Agent(s) / U.S. Agent] under, and pursuant to, that certain Equity Distribution Agreement between the Company, the Canadian Agents and the U.S. Agent dated August 26, 2022 (the “Agreement”). Please indicate your acceptance of the proposed terms below. Upon acceptance, the particular Agency Transaction to which this Transaction Notice relates shall supplement, form a part of, and be subject to, the Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

The terms of the particular Agency Transaction to which this Transaction Notice relates are as follows:

Trading Day(s) on which Shares may be Sold:	[ ], 20[ ], [ ], 20[ ] . . . [ ], 20[ ]

Maximum [Number]/[Value] of Shares to be Sold in the Aggregate:	[_______]

Maximum [Number]/[Value] of Shares to be Sold on each Trading Day:	[_______]

Stock exchange:	[ ]

Floor Price:	USD[ . ]

[Remainder of Page Intentionally Blank]

A-1

Very truly yours,

NEW FOUND GOLD CORP.

By:
Name:
Title:

Accepted and agreed as of the date first above written:

[BMO NESBITT BURNS INC.] / [BMO CAPITAL MARKETS CORP.] / [PARADIGM CAPITAL INC.]

By:
Name:
Title:

A-2

EXHIBIT B

Form of Opinion of
Canadian Counsel to the Company

1.             The Company is a valid and existing company under the BCBCA and is in good standing under the BCBCA.

2.             The Company has all necessary corporate power, capacity and authority to own, lease and operate, as the case may be, its properties and assets, and to conduct its business as currently conducted, in each case as described in each of the Prospectuses.

3.             The authorized share structure of the Company consists of an unlimited number of Common Shares of which, as of the close of business on August [●], 2022, [●] Common Shares were issued and outstanding.

4.             The attributes of the Common Shares are consistent in all material respects with the description thereof contained in the Prospectuses.

5.             The Company has the corporate power, capacity and authority to execute and deliver the Agreement and to perform its obligations under the Agreement and any agreement governing the sales of the Shares to the Agents, as principal.

6.             The Company has taken all necessary corporate action to authorize (i) the execution of the Agreement and the Canadian Prospectus, (ii) the delivery of and performance of its obligations under the Agreement, (iii) the filing of the Canadian Preliminary Base Prospectus, Canadian Base Prospectus and Canadian Prospectus Supplement with securities regulatory authorities in each of the Canadian Qualifying Jurisdictions and the filing of the Registration Statement and U.S. Prospectus Supplement with the U.S. Securities and Exchange Commission, and (iv) the issuance of the Shares on the terms and subject to the conditions contained in the Agreement, and (a) the Canadian Prospectus has been duly executed by and on behalf of the Company and (b) the Agreement has been duly executed and delivered by the Company.

7.             The execution and delivery of the Agreement by the Company, the performance by the Company of its obligations thereunder and the issuance and sale of the Shares as contemplated in the Agreement will not (i) result in a breach or constitute a default under, or (ii) create a state of facts which, after notice or lapse of time or both, will result in a breach or constitute a default under: (A) the notice of articles or articles of the Company or any resolution of any of the directors (or committees of directors) or shareholders of the Company; or (B) any applicable corporate or securities laws of the Province of British Columbia or the federal laws of Canada applicable therein, or any applicable stock exchange rules or regulations.

8.             When the Shares are issued and paid for in full in accordance with the terms of the Agreement, the Shares will be validly issued as fully paid and non-assessable Common Shares.

9.           Subject to the qualifications, limitations, restrictions and assumptions set out therein, the statements in the Canadian Prospectus Supplement under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment”, insofar as such statements constitute statements of law, constitute accurate general summaries of the principal Canadian federal income tax considerations under the Tax Act described therein generally applicable to holders.

10.             The Company is a “reporting issuer” in each of the Canadian Qualifying Jurisdictions as defined under Canadian Securities Laws and, as of the date hereof, is not noted on the Reporting Issuers Lists to be in default.

11.          All necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the securities regulatory authorities in each of the Canadian Qualifying Jurisdictions have been obtained by the Company to qualify the distribution of the Shares in each of the Canadian Qualifying Jurisdictions through persons who are duly registered under the Canadian Securities Laws and who have complied with the relevant provisions of such Canadian Securities Laws and the terms of such registrations.

12.            The listing on the TSXV of the Shares, when issued and paid for in full in accordance with the terms of the Agreement, has been conditionally approved by the TSXV, subject to the Company fulfilling all of the requirements of the TSXV, as set forth in the TSXV Approval.

13.               If the Agreement is sought to be enforced in the Province of British Columbia in the first instance, in a court of competent jurisdiction (a “B.C. Court”):

(a)               a B.C. Court will only take jurisdiction over such an action if it concludes it has territorial competence to do so pursuant to section 3 of the Court Jurisdiction and Proceedings Transfer Act, S.B.C. 2003, c. 28, or if it has a basis for exercising its residual discretion to take jurisdiction pursuant to section 6 of that Act;

(b)               a B.C. Court, despite concluding that it has territorial competence, retains the discretion to decline to take jurisdiction on the following grounds:

(i)                 the B.C. Court concludes that it should decline to exercise its territorial competence to hear such an action pursuant to section 11 of the Court Jurisdiction and Proceedings Transfer Act on the ground that a court of another state is a more appropriate forum in which to hear the action;

(ii)              the B.C. Court concludes that by way of a clause in the Agreement (the “Forum Selection Clause”), the parties have selected the federal or state courts of the State of New York as the exclusive jurisdiction for the resolution of any disputes arising out of or relating to the Agreement, the action in question falls within the Forum Selection Clause and that there is no strong cause not to give effect to the Forum Selection Clause.

(c)               a B.C. Court would give effect to the choice of the law of the State of New York (“New York Law”) as the governing law of contract claims under the Agreement, provided that the choice of law provision is a valid and binding obligation, provided that such choice of law is bona fide and legal and was not made with a view to avoiding the consequences of the laws of any other jurisdiction, provided that such choice of law is not contrary to public policy, as that term is understood under the laws of the Province of British Columbia and the laws of Canada applicable therein (“Public Policy”) and provided that such choice of law is not in conflict with any provisions of British Columbia or federal law that have overriding effect or apply notwithstanding New York Law.

(d)               a B.C. Court would, if it took jurisdiction over the action, subject to paragraph (c) above, recognize the choice of New York Law if properly pled and, upon appropriate evidence as to such law being adduced, apply such law with respect to those matters which under the laws of the Province of British Columbia are to be determined by the proper law of the Agreement (and in particular, but without limitation, not with respect to matters of procedure), provided that none of the provisions of the Agreement, or of applicable New York law, is contrary to Public Policy and that those laws are not foreign revenue, expropriatory or penal laws or other laws of a public nature; provided, however, that, in matters of procedure, the laws of the Province of British Columbia will be applied, and a B.C. Court may not enforce an obligation enforceable under New York Law where performance of the obligation would be illegal by the law of the place of performance.

14.              The laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought in a B.C. Court on a final and conclusive judgment in personam of any federal or state court in the State of New York (a “New York Court”) that is subsisting and unsatisfied and has not been stayed respecting the enforcement of the Agreement that is not impeachable as void or voidable or otherwise ineffective under New York Law for a sum certain if: (A) the New York Court rendering such judgment had jurisdiction, as determined under British Columbia law, over the judgment debtor and the subject matter of the action. In this context, the B.C. Court would give effect to the provisions of the Agreement whereby the Company submits to the jurisdiction of a New York Court provided that those provisions are legally binding and enforceable under New York Law; (B) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with Public Policy or contrary to any order made by or regulation affecting the judgment under the Foreign Extraterritorial Measures Act (Canada), the United Nations Act (Canada) or the Special Economic Measures Act (Canada) or any order made by the Competition Tribunal under the Competition Act (Canada); (C) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws or other laws of a public nature; (D) the action to enforce such judgment is commenced within the applicable limitation period and commenced and maintained in accordance with the procedural requirements of the B.C. Court; (E) in the case of a judgment obtained by default, there has been no manifest error in the granting of such judgment; and provided that the B.C. Court may stay or decline to hear the action because an appeal is pending or the time for appeal has not expired or there is another subsisting judgment in any jurisdiction relating to the same cause of action. The enforceability of such judgment will be subject to applicable bankruptcy, insolvency, moratorium, arrangement, winding up and other similar laws, affecting the enforcement of the rights of creditors. Under the Currency Act (Canada), a B.C. Court may only give judgment in Canadian dollars. However, pursuant to the Foreign Money Claims Act, R.S.B.C. 1996, c. 155, a B.C. Court must order that the money payable under an order will be that amount of Canadian currency that is necessary to purchase the equivalent amount of a foreign currency at a chartered bank located in British Columbia at the close of business on the conversion date, if the court considers that the person in whose favour the order will be made will be most truly and exactly compensated if all or part of the money payable under the order is measured in a currency other than the currency of Canada. The conversion date under the Foreign Money Claims Act is the last day, before the day on which a payment under the order is made by the judgment debtor to the judgment creditor that said chartered bank quotes a Canadian dollar equivalent to the other currency.

15.              Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario, has been duly appointed as the transfer agent and registrar for the Common Shares.

EXHIBIT C

Form of Opinion of
U.S. Counsel to the Company

The Commission’s website indicates that no stop order suspending the effectiveness of the Registration Statement has been issued.

1.             The Agreement (to the extent that execution and delivery are governed by New York law) has been duly executed and delivered by the Company.

2.             The statements in the U.S. Prospectus Supplement under the heading “Material United States Federal Income Tax Considerations for U.S. Holders,” to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects, subject to the qualifications contained therein.

3.             The Registration Statement and the U.S. Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations of the Commission under the Act, except for the financial statements and other financial data included or incorporated by reference in or omitted from either of them, as to which we express no opinion. The Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Act. We have assumed for purposes of this paragraph, (i) the compliance of the Canadian Prospectus and the documents incorporated by reference therein with the requirements of British Columbia securities laws, as interpreted and applied by the British Columbia Securities Commission and (ii) that the exhibits to the Registration Statement and the documents incorporated by reference in the U.S. Prospectus include all reports or information that in accordance with the requirements of British Columbia securities laws, as interpreted and applied by the British Columbia Securities Commission, must be made publicly available in connection with the offering of the Common Shares. We understand that such matters are covered in the opinion of Blake, Cassels & Graydon LLP furnished to you today.

4.             The execution and delivery by the Company of the Agreement and the performance by the Company of its obligations in the Agreement will not violate those laws, rules and regulations of the United States of America and the State of New York (“Applicable Law”), in each case which in our experience are normally applicable to the transactions of the type contemplated by the Agreement. For purposes of this letter, the term “Applicable Law” does not include federal securities laws (except for purposes of the opinion expressed in paragraph 3 above) or state securities laws, anti-fraud laws, or any law, rule or regulation that is applicable to the Company, the Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate. We express no opinion where the violation could not reasonably be expected to have a material adverse effect on the Company and its subsidiaries taken as a whole.

5.             No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Company under any Applicable Law for the execution and delivery by the Company of the Agreement and the performance by the Company of its obligations thereunder. For purposes of this letter, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.

6.             The Company is not and, after giving effect to the offering and sale of the Common Shares, will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

C-1

Form of Negative Assurance Letter of
U.S. Counsel to the Company

Such counsel will state in a separate letter substantially the following:

In the course of our representation of the Company with respect to the Agreement, we have participated in conferences with officers and other representatives of the Company, with representatives of Canadian counsel for the Company, with representatives of the independent registered public accounting firm of the Company, and with representatives of the Agents and the Agents’ representatives (including the Agents’ United States and Canadian counsel), at which the contents of the Registration Statement and the U.S. Prospectus and related matters were discussed, and although we did not independently verify such information, and are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the U.S. Prospectus, no facts have come to our attention that have led us to believe that (1) the Registration Statement, as of the date of the Agreement, insofar as relating to the Offering, contained an untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (2) the U.S. Prospectus, as of its date, or as at the date hereof, contained an untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, that in the case of each of clauses (1) and (2) above, we express no opinion, statement or belief in this letter with respect to (i) the financial statements and other financial, accounting or statistical data and (ii) the reserve and resource estimates and other information regarding mineral properties derived from reports of “qualified persons” included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference.

C-2